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SMITH                                                          PRESS RELEASE
ENVIRONMENTAL TECHNOLOGIES CORPORATION
____________________________________________________________________________



                                FOR IMMEDIATE RELEASE


For:                                              Contact:


Smith Environmental Technologies Corporation      E. Brian Smith
Two Galleria Tower                                Chief Executive Officer
13455 Noel Road, Suite 1500                       (214) 770-1800
Dallas, Texas 75240

                                                  John W. Poling
                                                  Vice President - Treasurer
                                                  (214) 770-0223



                 SMITH ENVIRONMENTAL TECHNOLOGIES CORPORATION
           ANNOUNCES IMPROVED OPERATING RESULTS AND RECORD BACKLOG
                   FOR FISCAL YEAR ENDED FEBRUARY 28, 1995


DALLAS, TEXAS, May 10,1995--Smith Environmental Technologies Corporation, (NASDAQ-SMTH), announced today improved operating results and record backlog for the fourth quarter and fiscal year ended February 28, 1995.

Net income for the year ended February 28,1995 was $2,555,000 or $.44 per share, compared with a loss of $9,999,000 or ($1.75) per share in fiscal year 1994. The prior year included special items related to restructuring, provisions for contract overruns and uncollectible claims, and an investment write-off. Net income for the fourth quarter ended February 28,1995 was $382,000 or $.06 per share compared with a loss of $2,167,000 or ($.38) per share for the same period in 1994. The fourth quarter includes the operating results of BCM Engineers Inc. and Riedel Environmental Services, Inc. which were acquired during 1994.

Revenues for the year ended February 28,1995 were $104.7 million compared with $59.5 million for the year ended February 28, 1994, a 76% increase. Revenues for the fourth quarter were $40.8 million compared with $18.8 million for the same period last year, a 172% increase. The Company's funded backlog at February 28, 1995 increased to $105 million from $75 million at November 30, 1994, and $60 million at February 28,1994. The Company's total contract backlog at February 28, 1995, including BCM, Riedel and RESNA was approximately $275 million, which includes approximately $170 million of unfunded, multi-year, indefinite delivery order contracts. This compares with $255 million at November 30,1994, which included $180 million of unfunded contract provisions. There was no significant unfunded backlog at February 28,1994.

Net income, revenues and contract backlog increased in the quarter and year primarily as a result of the acquisition of BCM and Riedel. Adding to the improved operating results were accelerated project schedules on several major remediation contracts, reductions in indirect costs and SG&A, and improved earnings by the Company's SoilTech affiliate.

                                 -MORE-
_______________________________________________________________________________
   ENGINEERING - CONSULTING - REMEDIATION - CONSTRUCTION       EXHIBIT 5.2

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SMITH                                                              Page 2

Noting the dramatic increases in revenues and income, E. Brian Smith, Chairman and Chief Executive Officer, stated, "Our initial strategy to combine several fine regional firms like BCM, Riedel and Canonie has been accomplished. The integration of the three companies into a combined national environmental services firm is well underway. l am very pleased with the performance within each of our operating groups. We have spent a great deal of energy and resources identifying opportunities which have resulted in increased backlog and revenues. The challenge ahead of us is to continue to produce better earnings." Smith added, "The Company's entrance into the federal market continues to improve with the recent awards of projects from the DOD, DOE and the Corps of Engineers."

The Company reported it signed an amendment to its Loan and Security Agreement with LaSalle Business Credit, Inc. on May 5, 1995, temporarily increasing the eligible borrowing base by $4,000,000. The proceeds of the financing were used to partially offset increased working capital requirements primarily resulting from reductions in the eligible borrowing base. A significant portion of the reduction in borrowing base under the credit facility is related to accounts receivable acquired in the acquisition of Riedel Environmental Services, Inc., which have subsequently been determined ineligible. The Company is pursuing resolution of the accounts receivable eligibility issue with Riedel Environmental Technologies, Inc. under the purchase price adjustment provisions of the acquisition agreement. "While we believe that the Company has adequate working capital for the near term," Smith added, "We are actively looking at other sources of capital to provide for additional working capital and expected growth."

Smith Environmental Technologies Corporation, formerly Canonie Environmental Services Corp., acquired BCM Engineers Inc. and Riedel Environmental Services, Inc. during 1994. It also acquired certain assets and contracts from RESNA Industries, Inc. in January, 1995. The Company changed its name to Smith Environmental Technologies Corporation on February 28,1995.

Smith Environmental Technologies Corporation is a leading provider of comprehensive engineering, construction and hazardous waste remediation services with over 30 offices and 1,200 employees throughout the United States.

                                   -MORE-
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SMITH

               SMITH ENVIRONMENTAL TECHNOLOGIES CORPORATION
              CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                   (IN THOUSANDS EXCEPT PER SHARE DATA)

                                          YEAR ENDED         THREE MONTHS ENDED
                                          FEBRUARY 28,          FEBRUARY 28,

                                       1995         1994*       1995    1994*
                                       ----         -----       ----    -----
                                                                 (unaudited)
Revenues                             $104,738      $59,461    $40,803  $18,783

Cost of Revenues                       89,922       56,020     35,220   17,711
                                     --------      -------    -------  -------
Gross Profit                           14,816        3,441      5,583    1,072

Selling, general and administrative
     expense                           10,795        5,754      4,077    1,239

Special charges                                      4,263               1,914
                                     --------      -------    -------  -------
Income (loss) from operations           4,021      (6,576)      1,506   (2,081)

Interest expense                        1,229          412        927      115
                                     --------      -------    -------  -------
Income (loss) before taxes on income    2,792      (6,988)        579   (2,196)

Taxes on income                           558          135        116
                                     --------      -------    -------  -------
Income (loss) before earnings (loss)
     of unconsolidated affiliates       2,234      (7,123)        463   (2,196)

Share in earnings (losses) of
     unconsolidated affiliates
       Operating                          539        (221)         50       29

       Investment write-off                        (2,655)
                                     --------      -------    -------  -------
Net income (loss)                       2,773      (9,999)        513   (2,167)

Dividends and accretion on
     preferred stock                      218                     131
                                     --------      -------    -------  -------
Income (loss) applicable to
     common stock                      $2,555      ($9,999)      $382  ($2,167)
                                     --------      -------    -------  -------
                                     --------      -------    -------  -------
Weighted average number of common
     and common equivalent shares
     outstanding                        5,866        5,701      5,967    5,701

Earnings (loss) per share of common
     and common equivalent share        $0.44       ($1.75)     $0.06   ($0.38)
                                     --------      -------    -------  -------
                                     --------      -------    -------  -------



           *Classifications conform to the current period presentation